

July 12, 2019

Samuel Lim
Chairman and Chief Executive Officer
Reebonz Holding Limited
c/o Reebonz Limited
5 Tampines North Drive 5
#07-00
Singapore 528548

> **Re: Reebonz Holding Limited**
> **Registration Statement on Form F-1**
> **Filed July 3, 2019**
> **File No. 333-232539**

Dear Mr. Lim:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Katherine Bagley at (202) 551-2545 with any questions.

Sincerely,

Division of Corporation Finance
Office of Consumer Products

cc: David Dinner